June 23, 2014

GOPRO, INC.

3000 Clearview Way

San Mateo, CA 94402

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin Kuhar, Staff Accountant Kaitlin Tillan, Assistant Chief Accountant Joseph McCann, Staff Attorney Mary Beth Breslin, Staff Attorney Amanda Ravitz, Assistant Director

Re:	GoPro, Inc. Registration Statement on Form S-1 (File No. 333-196083) originally filed May 19, 2014, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-36514) filed June 20, 2014

Ladies and Gentlemen:

Requested Date: June 25, 2014

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GoPro, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Daniel J. Winnike or Dawn H. Belt, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Winnike at (650) 335-7657, or in his absence, Ms. Belt at (650) 335-7830.

Sincerely, GOPRO, INC.

By:	/s/ Sharon Zezima
Sharon Zezima General Counsel and Secretary

cc:	Jack Lazar, Chief Financial Officer

Sharon Zezima, General Counsel

GoPro, Inc.

Daniel J. Winnike, Esq.

Dawn H. Belt, Esq.

Fenwick & West LLP

Robert G. Day, Esq.

Allison B. Spinner, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.